LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

[redacted]

09045659

2 March 2009

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the Financial Results Announcement dated 27 February 2009, Re: Second Quarterly Report for the financial period ended 31 December 2008 for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448

BURSA MALAYSIA

Form Version V3.0

Financial Results

Ownership transfer to LION INDUSTRIES CORPORATION on 27/02/2009 04:03:11 PM

Reference No LI-090227-C3959

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Part A1 : QUARTERLY REPORT

Financial Year End *	30/06/2009
Quarter *	○ 1 Qtr ● 2 Qtr ○ 3 Qtr ○ 4 Qtr ○ Other
Quarterly report for the financial period ended *	31/12/2008
The figures *	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

LICB-09Q2.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/12/2008**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	31/12/2008 [dd/mm/yyyy]	31/12/2007 [dd/mm/yyyy]	31/12/2008 [dd/mm/yyyy]	31/12/2007 [dd/mm/yyyy]
	RM'000	RM'000	RM'000	RM'000

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

27 FEB 2009

1	Revenue	1,151,457	1,630,411	2,556,709	3,069,030
2	Profit/(loss) before tax	-122,039	124,399	1,587	190,877
3	Profit/(loss) for the period	-14,677	121,160	93,244	185,176
4	Profit/(loss) attributable to ordinary equity holders of the parent	-45,957	125,449	61,958	189,228
5	Basic earnings/(loss) per share (sen)	-6.45	17.69	8.69	26.74
6	Proposed/Declared dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	4.2700	4.2400

Remarks :

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER*	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE*	PRECEDING YEAR CORRESPONDING PERIOD
		31/12/2008 [dd/mm/yyyy]	31/12/2007 [dd/mm/yyyy]	31/12/2008 [dd/mm/yyyy]	31/12/2007 [dd/mm/yyyy]
		RM'000	RM'000	RM'000	RM'000
1	Gross interest income	8,374	8,016	17,285	13,824
2	Gross interest expense	28,395	32,819	53,206	70,370

Remarks :

Note: The above information is for the Exchange internal use only.

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

27 FEB 2009

LION INDUSTRIES CORPORATION BERHAD

(Incorporated in Malaysia) (415-D)

Interim Report for the Second Quarter Ended 31 December 2008

Condensed Consolidated Income Statements	1
Condensed Consolidated Balance Sheets	2
Condensed Consolidated Statements of Changes in Equity	3
Condensed Consolidated Cash Flow Statements	4
Notes to the Condensed Financial Statements	5 - 10

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 31/12/2008 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2007 RM'000	CURRENT YEAR TO DATE 31/12/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007 RM'000
Revenue		1,151,457	1,630,411	2,656,709	3,069,030
Operating expenses		(1,190,299)	(1,520,038)	(2,336,257)	(2,877,451)
Other operating income		-	5,580	-	13,945
(Loss)/Profit from operations		(38,842)	115,953	320,452	205,524
Finance costs		(28,395)	(32,819)	(53,206)	(70,370)
Share in results of associated companies		10,807	12,020	34,039	20,670
Income from other investments		8,374	8,016	17,285	13,824
Gain on disposal of shares in associated companies		-	21,229	-	21,229
Provision for diminution in value of inventories		(197,000)	-	(440,000)	-
Negative goodwill arising from acquisition of a subsidiary company		123,017	-	123,017	-
(Loss)/Profit before taxation		(122,039)	124,399	1,587	190,877
Taxation	16	107,362	(3,239)	91,657	(5,701)
Net (loss)/profit for the period		(14,677)	121,160	93,244	185,176
Attributable to :					
- Equity holders of the parent		(45,957)	125,449	61,958	189,228
- Minority interests		31,280	(4,289)	31,286	(4,052)
Net (loss)/profit for the period		(14,677)	121,160	93,244	185,176
(Loss)/Earnings per share attributable to equity holders of the parent (sen) :					
- Basic	24	(6.45)	17.69	8.69	26.74
- Diluted	24	N/A	17.59	8.69	26.60

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/12/2008 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2008 RM'000
ASSETS			
Non-Current Assets			
Property, plant and equipment		1,720,312	1,450,732
Investment properties		69,130	69,151
Prepaid land lease payment		106,911	102,134
Land held for property development		35,540	35,559
Investment in associated companies		776,886	627,737
Long-term investments		79,734	146,323
Deferred tax assets		98,029	76,297
Intangible assets		130,772	130,797
		3,017,314	2,638,730
Current Assets			
Assets held for sale		447	422
Property development costs		54,442	56,812
Inventories		1,777,393	1,329,993
Short-term investments		37,352	60,063
Amount due by jointly controlled entity		13,216	13,220
Trade receivables		455,720	539,654
Other receivables		263,533	444,996
Deposits, cash and bank balances		599,014	636,709
		3,201,117	3,081,869
TOTAL ASSETS		**6,218,431**	**5,720,599**
EQUITY AND LIABILITIES			
Share capital		712,920	712,700
Reserves		2,330,650	2,306,923
Equity attributable to equity holders of the parent		3,043,570	3,019,623
Minority interests		316,553	195,199
Total equity		3,360,123	3,214,822
Non-Current Liabilities			
Long-term borrowings	20	611,835	865,981
LICB Bonds and USD Debts	20	55,323	62,535
Deferred tax liabilities		57,435	146,459
Deferred payables		6,685	774
		731,278	1,075,749
Current Liabilities			
Trade payables		760,731	393,884
Other payables		570,623	553,546
Short-term borrowings	20	781,884	459,812
LICB Bonds and USD Debts	20	11,025	13,750
Tax liabilities		2,767	9,036
		2,127,030	1,430,028
Total Liabilities		2,858,308	2,505,777
TOTAL EQUITY AND LIABILITIES		**6,218,431**	**5,720,599**
Net assets per share attributable to ordinary equity holders of the parent (RM)		4.27	4.24

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	← Attributable to equity holders of the parent →						
	Share Capital RM'000	Share Premium RM'000	Other Reserves RM'000	Retained Profits RM'000	Total RM'000	Minority Interests RM'000	Total Equity RM'000
31 December 2008							
At 1 July 2008	712,700	525,452	27,058	1,754,413	3,019,623	195,199	3,214,822
Dividend paid for the financial year ended 30 June 2008	-	-	-	(5,347)	(5,347)	-	(5,347)
Share-based payments	-	219	4,556	-	4,775	-	4,775
Issue of shares	220	64	-	-	284	-	284
Acquisition of a subsidiary company	-	-	-	-	-	33,832	33,832
Translation difference on net equity of foreign subsidiaries and other movements	-	-	490	-	490	(736)	(246)
Effect of dilution on equity interest in a subsidiary company	-	-	-	(38,213)	(38,213)	56,972	18,759
Net profit for the period	-	-	-	61,958	61,958	31,286	93,244
At 31 December 2008	712,920	525,735	32,104	1,772,811	3,043,570	316,553	3,360,123
31 December 2007							
At 1 July 2007	705,555	518,927	27,843	889,917	2,142,242	195,995	2,338,237
Dividend paid for the financial year ended 30 June 2007	-	-	-	(5,182)	(5,182)	-	(5,182)
Share-based payments	-	3,503	(534)	-	2,969	-	2,969
Issue of shares	4,581	1,374	-	-	5,955	-	5,955
Translation difference on net equity of foreign subsidiaries and other movements	-	-	(1,963)	-	(1,963)	1,930	(33)
Net profit for the period	-	-	-	189,228	189,228	(4,052)	185,176
At 31 December 2007	710,136	523,804	25,346	1,073,963	2,333,249	193,873	2,527,122

(The Condensed Consolidated Statements of Changes In Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

LION INDUSTRIES CORPORATION BERHAD (415-D)
(Incorporated in Malaysia)

Interim report for the second quarter ended 31 December 2008
(The figures have not been audited)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR TO DATE 31/12/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007 RM'000
OPERATING ACTIVITIES		
Profit before taxation	1,587	190,877
Adjustments for:		
Non-cash items (mainly negative goodwill & provision)	(59,194)	45,311
Non-operating items (mainly associates' results & finance costs)	19,167	35,876
Operating (loss)/profit before changes in working capital	(38,440)	272,064
Changes in working capital :		
Net changes in current assets	(42,824)	(42,936)
Net changes in current liabilities	310,144	118,141
Others (mainly interest and tax paid)	(356)	(2,648)
	228,524	344,621
INVESTING ACTIVITIES		
Proceeds from disposal/redemption of investments and properties	15,585	36,636
Proceeds from disposal of shares in subsidiary/associated companies	-	29,454
Purchase of property, plant and equipment	(69,515)	(108,367)
Purchase of investment	(31,703)	(32,720)
Dividend received	30,983	-
Others	22,766	(3,156)
	(31,884)	(78,153)
FINANCING ACTIVITIES		
Issue of shares	220	5,955
Issue of shares by a subsidiary company	-	186
Repayment of BaIDS	(70,000)	(60,000)
Interest paid	(16,420)	(18,490)
Borrowings	(200,844)	(335,182)
Redemption/Repayment of LICB Bonds and USD Debts	(14,448)	(146,013)
(Increase)/Decrease in cash and cash equivalents - restricted	(115,863)	416,680
Dividend paid to shareholders	(5,347)	(5,182)
Others	(325)	(452)
	(423,027)	(142,498)
Net changes in cash & cash equivalents	(226,387)	123,970
Effects of exchange rate changes	773	465
Cash & cash equivalents at beginning of the period	335,172	233,178
Cash & cash equivalents at end of the period	109,558	357,613

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2008 and the accompanying explanatory notes attached to the interim financial statements)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and methods of computation**

The interim financial statements have been prepared in accordance with the Financial Reporting Standard ("FRS") 134: "Interim Financial Reporting" and paragraph 9.22 of the Listing Requirements of Bursa Malaysia Securities Berhad.

The interim financial statements should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2008. The explanatory notes attached to the interim financial statements provide an explanation of events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the year ended 30 June 2008.

The significant accounting policies adopted are consistent with those of the audited financial statements for the financial year ended 30 June 2008.

2. **Comments about seasonal or cyclical factors**

The Group's performance is not affected by any material seasonal or cyclical factors.

3. **Unusual items due to their nature, size or incidence**

There were no unusual items affecting assets, liabilities, equity, net income or cash flows during the financial year-to-date other than as disclosed in the interim report.

4. **Changes in estimates**

There were no changes in estimates that have had a material effect in the current quarter and financial year-to-date results.

5. **Debt and equity securities**

During the financial year-to-date, the issued and paid-up share capital of the Company was increased from RM712,699,965 to RM712,920,465 by the issuance of 46,700 new ordinary shares of RM1.00 each at an issue price of RM1.037 per share, 168,200 new ordinary shares of RM1.00 each at an issue price of RM1.33 per share and 5,600 new ordinary shares of RM1.00 each at an issue price of RM2.05 per share for cash pursuant to the Executive Share Option Scheme of the Company.

During the financial year-to-date, the Group has:

(i) partially redeemed its Bai' Bithaman Ajil Islamic Debt Securities ("BaIDS") amounting to RM70 million; and
(ii) redeemed/repaid part of its LICB Bonds and USD Debts amounting to RM14.4 million.

Other than as disclosed above, there were no issuance, cancellation, repurchase, resale and repayment of debt and equity securities during the financial year-to-date.

6. **Dividends paid**

During the current quarter and financial year-to-date, a first and final dividend of 1%, less tax, amounting to RM5.3 million in respect of the previous financial year ended 30 June 2008 was paid by the Company.

7. **Segmental information**

The Group's segmental report for the financial year-to-date was as follows :

	REVENUE			
	Total RM'000	Inter - Segment RM'000	External RM'000	Segment Results RM'000
Steel	2,451,214	(30,854)	2,420,360	328,957
Building materials	99,850	-	99,850	823
Property	9,281	-	9,281	(1,935)
Tyre	87,847	-	87,847	(19,085)
Others	39,371	-	39,371	13,860
	2,687,563	(30,854)	2,656,709	322,620
Unallocated costs				(2,168)
Profit from operations				320,452
Finance costs				(53,206)
Share in results of associated companies				34,039
Income from other investments				17,285
Provision for diminution in value of inventories				(440,000)
Negative goodwill arising from acquisition of a subsidiary company				123,017
Profit before taxation				1,587

8. **Subsequent events**

Other than as disclosed in Note 19, there were no material events subsequent to the end of the current quarter.

9. **Changes in composition of the Group**

There were no material changes in the composition of the Group during the financial year-to-date except for the acquisition of 84.11% equity interest in Silverstone Corporation Berhad on 28 November 2008 by Lion Forest Industries Berhad, a subsidiary company of the Company.

The effects of the above acquisition on the financial results of the Group are as follows:

	CUMULATIVE QUARTER	
	CURRENT YEAR TO-DATE 31/12/2008 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007 RM'000
Revenue	34,892	-
Profit for the period	6,231	-
Negative goodwill arising from acquisition of subsidiary company	123,017	-

The effects of the above acquisition on the financial position of the Group are as follows:

	AS AT END OF CURRENT QUARTER 31/12/2008 RM'000	AS AT DATE OF ACQUISITION RM'000
Non-current assets	449,172	477,655
Current assets	227,513	245,440
Current and deferred liabilities	(686,188)	(716,770)
	(9,503)	6,325
Minority interests	(30,456)	(50,114)
	(39,959)	(43,789)

10. Changes in contingent liabilities and contingent assets

There were no material changes in contingent liabilities or contingent assets since the last annual balance sheet date.

11. Performance review

For the first six months of the financial year, the Group posted a lower revenue of RM2.7 billion compared to RM3.1 billion a year ago. Demand for steel products of the Group was negatively affected by the global economic slowdown. The steep plunge in global steel prices had resulted in the Group writing down its inventories by RM440 million.

The Group recognised a negative goodwill of RM123 million arising from the acquisition of Silverstone Corporation Berhad by its listed subsidiary, Lion Forest Industries Berhad.

After accounting for a higher profit from the associated companies and lower finance costs, the Group registered a lower profit before tax of RM1.6 million for the period under review as compared to RM191 million a year ago.

12. Comment on material change in profit

	Revenue		(Loss)/Profit from operations	
	Current Quarter 31/12/2008 RM'000	Immediate Preceding Quarter 30/9/2008 RM'000	Current Quarter 31/12/2008 RM'000	Immediate Preceding Quarter 30/9/2008 RM'000
Steel	1,035,660	1,384,700	(34,223)	363,180
Tyre	50,230	37,617	(12,393)	(6,692)
Others	65,567	82,935	8,907	3,841
Unallocated costs	-	-	(1,133)	(1,035)
	1,151,457	1,505,252	(38,842)	359,294

The Group recorded a lower revenue for the quarter under review mainly attributable to weaker demand and lower selling prices for steel products. Accordingly, the Group recorded a loss from operations.

Meanwhile, our associated companies remained profitable and contributed RM11 million to the Group for the current quarter.

In line with the sharp drop in steel prices, the Group had recognised a provision for diminution in the value of steel inventories amounting to RM197 million.

During the quarter under review, the Group recognised a negative goodwill of RM123 million arising from the acquisition of Silverstone Corporation Berhad by its listed subsidiary, Lion Forest Industries Berhad.

Overall, the Group recorded a loss before taxation of RM122 million against a profit of RM124 million in the immediate preceding quarter.

13. a) Prospects

The unprecedented deterioration in the global economic condition which has a direct negative impact on the domestic market is expected to continue to affect the Group's performance in the next quarter. The operating environment for steel business remains extremely challenging in light of the uncertain international steel prices and demand. Nevertheless, the Group has taken initiatives to reduce both costs and production to bring inventories and operating levels in line with demand to face the challenges ahead.

b) Forecast or target previously announced

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

14. Statement of the Board of Directors' opinion on achievement of forecast or target

The disclosure requirements are not applicable for the current quarter and financial year-to-date.

15. Profit forecast or profit guarantee

No profit forecast or profit guarantee was published.

16. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2008	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2007	CURRENT YEAR TO DATE 31/12/2008	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007
Taxation comprises :	RM'000	RM'000	RM'000	RM'000
In respect of current period:				
- income tax	(416)	3,239	954	5,649
- deferred tax	(86,760)	-	(74,639)	52
In respect of prior years:				
- income tax	965	-	3,179	-
- deferred tax	(21,151)	-	(21,151)	-
	(107,362)	3,239	(91,657)	5,701

The deferred tax was provided for the current quarter and financial year-to-date in respect of tax credits.

17. Sale of unquoted investments and properties

There were no material sale of unquoted investments or properties for the current quarter and financial year-to-date.

18. Quoted securities

The Group's dealing in quoted securities for the current quarter and financial year-to-date are as follows:

	CURRENT QUARTER 31/12/2008 RM'000	CURRENT YEAR TO DATE 31/12/2008 RM'000
Total sale proceeds	4	4
Total gain on disposal	-	-
Total purchase consideration	30,015	30,015

Details of investments in quoted securities (excluding investments in associated companies) as at the end of the reporting period were as follows:

	RM'000
At cost	33,150
At book value	30,709
At market value	30,713

19. Corporate proposals

a) Status of corporate proposals

No	Date of Announcements	Subjects	Status
1.	04.12.2007 02.06.2008 08.08.2008 08.09.2008 18.09.2008 30.10.2008 31.10.2008 04.12.2008	Proposed disposal by Amsteel Mills Sdn Bhd ("AMSB"), a subsidiary of the Company, of its entire Zero-Coupon Redeemable Secured Class B and Class C RM Denominated Bonds issued by Silverstone Corporation Berhad ("SCB") with an aggregate nominal value of approximately RM117.63 million ("SCB Bonds") for a cash consideration of RM50.81 million to Gama Harta Sdn Bhd, a wholly-owned subsidiary of Lion Forest Industries Berhad ("LFIB") which is in turn a subsidiary of the Company ("Proposed Disposal").	Approvals obtained from: i) Securities Commission by LFIB; ii) Holders of the SCB Bonds; iii) Shareholders of LFIB; and iv) Lenders of AMSB. The Proposed Disposal was completed on 4 December 2008.

The status of corporate proposals of LFIB is reported in the Interim Report of LFIB.

Other than the above, there were no corporate proposals pending completion at the date of this report.

20. Borrowings and debt securities

The Group's borrowings as at end of the reporting period were as follows :

	Short Term RM'000	Long Term RM'000	Total RM'000
Bank borrowings			
Secured	667,835	371,835	1,039,670
Unsecured	24,049	-	24,049
BaIDS			
Secured	90,000	240,000	330,000
	781,884	611,835	1,393,719
LICB Bonds and USD Debts			
Secured	11,025	55,323	66,348
	792,909	667,158	1,460,067

The Group's borrowings were denominated in the following currencies :	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,012,772
- US Dollar	120,935	420,007
- Chinese Renminbi	53,590	27,288
		1,460,067

21. Off balance sheet financial instruments

There were no off balance sheet financial instruments at the date of this report.

22. Changes in material litigation

There were no changes in material litigation since the last annual balance sheet date.

23. Dividend proposed

The Board does not recommend any interim dividend for the financial quarter ended 31 December 2008.

24. (Loss)/Earnings per share ("EPS")

Basic

Basic EPS is calculated by dividing the net profit/(loss) for the period attributable to equity holders of the parent by the weighted average number of ordinary shares of the Company in issue during the financial period.

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2008	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2007	CURRENT YEAR TO DATE 31/12/2008	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007
Net profit/(loss) attributable to equity holders of the parent (RM'000)	(45,957)	125,449	61,958	189,228
Weighted average number of ordinary shares in issue ('000)	712,920	709,059	712,881	707,553
Basic EPS (sen)	(6.45)	17.69	8.69	26.74

Diluted

For the purpose of calculating diluted EPS, the net profit/(loss) for the period attributable to equity holders of the parent and the weighted average number of ordinary shares in issue during the period have been adjusted for the dilutive effects of all potential ordinary shares, i.e. shares granted under the Executive Share Option Scheme ("ESOS").

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/12/2008	PRECEDING YEAR CORRESPONDING QUARTER 31/12/2007	CURRENT YEAR TO DATE 31/12/2008	PRECEDING YEAR CORRESPONDING PERIOD 31/12/2007
Net profit/(loss) attributable to equity holders of the parent (RM'000)	(45,957)	125,449	61,958	189,228
Weighted average number of ordinary shares in issue ('000)	712,920	709,059	712,881	707,553
Effect of dilution ('000)	1,030	4,151	206	3,699
	713,950	713,210	713,087	711,252
Diluted EPS (sen)	N/A	17.59	8.69	26.60

25. Auditors' report on preceding annual financial statements

The auditors' report on the financial statements for the financial year ended 30 June 2008 was not qualified.

PROPOSED DIVESTMENT PROGRAMME ("PDP")

(i) Status of the Proposed Divestments

Assets to be Divested	PDP (Per GWRS)	Concluded Sales: Up to December 2007	Concluded Sales: Current Year (Jan-Dec 08) Current Quarter	Concluded Sales: Current Year (Jan-Dec 08) Year-To-Date	Sale Proceeds Received: Up to December 2007	Sale Proceeds Received: Current Year (Jan - Dec 08) Actual Received in Current Qtr	Sale Proceeds Received: Current Year (Jan - Dec 08) Actual Received in YTD
	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million	RM'million
By December 2002							
Unlisted shares in pharmaceutical company	2.0	2.0	-	-	2.0	-	-
Unlisted shares in automotive company	29.4	29.4	-	-	29.4	-	-
Listed shares in financial services company	2.5	2.5	-	-	2.5	-	-
	33.9						
By December 2003							
Shares in unlisted companies, industrial land, office block, factories and shoplots in Parade and shopping centre	174.3	174.3	-	-	174.3	-	-
By December 2004							
Shares in unlisted companies and shoplots in Parade and shopping centre **	45.4	13.1	-	7.3	13.1	-	7.3
By December 2005							
Shares in unlisted company, factories and apartment **	9.7	-	-	-	-	-	-
By December 2006							
Shares in unlisted companies, commercial land, residential land and shoplots in Parade and shopping centre **	278.0	74.0	-	-	74.0	-	-
Total	**541.3**	**295.3**	**-**	**7.3**	**295.3**	**-**	**7.3**

** The Group is actively looking for potential buyers for its assets/companies under the PDP. Where necessary, the Group will divest other assets which are not under the PDP to redeem/repay the LICB Bonds and USD Debts.

(ii) Transactions completed during the quarter

No transactions were completed during the quarter.

(iii) Utilisation of the divestment proceeds received

The divestment proceeds received were/will be used to redeem/repay the LICB Bonds and USD Debts.